Exhibit 99.2
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto joint venture Richards Bay Minerals reaches agreement on 26 per cent BBBEE transaction
11 December 2008
Rio Tinto’s South African joint venture with BHP Billiton Plc (“BHPB”), Richards Bay Minerals (“RBM”), announced that agreements with a Broad-Based Black Economic Empowerment (“BBBEE”) Consortium were signed today, in which 24 per cent of RBM will be transferred to a group comprising local communities and investors with a further 2 per cent to be transferred to a trust for the benefit of RBM employees. This means that RBM will be fully empowered in accordance with the South African Mining Industry Charter five years ahead of the required empowerment date in 2014. The business of RBM involves the mining and processing of titanium-bearing ores to produce titanium dioxide feed stocks, associated minerals and various co-products and by-products.
In September 2008, the equity of the joint venture was valued by Rand Merchant Bank at around R19bn (US$1.9 billion*). Rio Tinto’s interest in the RBM business was therefore valued at approximately R9bn (US$900 million*). In Rio Tinto’s financial year ending 31 December 2007, Rio Tinto’s interest in RBM contributed US$325 million to Rio Tinto’s underlying EBITDA.
At the same time as entering into the empowerment transaction documentation, Rio Tinto and BHPB entered into agreements to restructure the joint venture while maintaining their respective interests in RBM. As part of the RBM restructuring negotiations, the parties have agreed that Rio Tinto will grant BHPB a put option over BHPB’s entire interest in the restructured RBM, calculated on a fair market value based on the discounted cash flows of RBM at the time of exercise. BHPB’s interest in RBM is currently valued at approximately R9 billion. BHPB’s right to exercise the put option will terminate in certain circumstances including if a Rio Tinto entity ceases to be the sales agent for the RBM business or if BHPB sells its interest in the joint venture to a third party.
Rio Tinto and BHPB will facilitate the funding of the equity acquisitions by the incoming BBBEE shareholders. Part of this facilitation will mean the host communities and employees benefit trust will not need to raise funds for their stake in RBM.
The transaction will become effective upon the fulfilment of the remaining outstanding conditions precedent, including finalising of the funding agreements which is expected to occur by 1 April 2009.
At the same time as the restructuring RBM, BHPB and Rio Tinto have agreed, prior to the transactions becoming effective, to settle arbitration proceedings between them concerning the joint venture and the operation of a related party agreement. As part of this process, Rio Tinto has agreed to pay a sum to BHPB out of the future sales commissions paid to Rio Tinto as sales agent for RBM, which has a net present value of US$19 million.
Cameron McRae, Managing Director of RBM said: “We are delighted that this long process is closer to completion and that further benefits from the equity deal will soon flow to the communities and employees of RBM. We are also pleased to be able to fully empower RBM five years earlier than the legislation requires. RBM will continue to support the community development programmes running in the host communities. RBM has been a key generator of employment in Kwa-Zulu Natal and will continue to be so over coming decades.”

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RBM will submit its mining rights conversion application to the Department of Minerals and Energy following the signing of the BBBEE transaction agreements.

*	Based on 8 December 2008 exchange rates.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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